Exhibit 99.11

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Mozambique: Total farms into the Rovuma Basin

Paris, September 24, 2012 – Total announces the signature of a farm-in agreement with the Malaysian state-owned company, Petronas, for the acquisition of a 40% interest in the Production Sharing Contract covering the offshore blocks area 3 and area 6 located in the prolific Rovuma Basin. Petronas will retain the operatorship. The two blocks cover an area of 15,250 square kilometers with water depths ranging up to 2,500 meters. An exploration well is planned by year-end.

“After Kenya and Uganda, Total is entering into the southern part of the prolific Rovuma Basin, whose oil potential might equal the gas potential of the northern part,” said Jacques Marraud des Grottes, Senior Vice President, Exploration & Production, Africa. “The farm-in significantly strengthens our long-term presence in exploration and production in East Africa. Exploration wells are expected to be drilled shortly.”

The transaction is subject to the approval of the Mozambique government.

Total in Mozambique

Total has been present in Mozambique since 1991 through its petroleum product storage and marketing affiliate. Total Mozambique markets fuels and lubricants to consumers and industry via two import terminals and a network of 35 service stations.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com